SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

      |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
          OF 1934

          For the fiscal year ended December 31, 2003

                                       OR

      |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
          ACT OF 1934

          For the transition period from __________ to __________

                         Commission file number: 1-12385

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN


Dated: June 25, 2004               /s/ J. Michael Hateley
                                   ---------------------------------------
                                   By: J. Michael Hateley
                                       Chairman, Administrative Committee

Northrop Grumman PEI
Retirement Savings Plan

Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31,
2003, Supplemental Schedule and Report of
Independent Registered Public Accounting Firm

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                         Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002    2

   Statement of Changes in Net Assets Available for Plan Benefits for the
     Year Ended December 31, 2003                                                           3

   Notes to Financial Statements                                                           4-9

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i,
     Schedule of Assets (Held at End of Year) as of December 31, 2003                      10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Northrop Grumman PEI Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman PEI Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Los Angeles, California
June 25, 2004

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                       2003         2002
ASSETS:
    Investment in Northrop Grumman Corporation PEI Pension and
      401(k) Plans Master Trust--at fair value (Notes A, B and C)   $1,433,306   $1,174,062
                                                                    -----------------------
         Total Investments                                           1,433,306    1,174,062

    Employer contributions receivable                                    8,505        8,188
    Participant contributions receivable                                18,947       18,609
                                                                    -----------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                              $1,460,758   $1,200,859
                                                                    =======================

See accompanying notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

INVESTMENT INCOME:
  Plan interest in Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust
     (Notes A, B and C)                                                                     $   155,920
                                                                                            -----------
         Total investment income                                                                155,920
                                                                                            -----------

CONTRIBUTIONS:
  Employer                                                                                       70,488
  Participant                                                                                   158,190
                                                                                            -----------
         Total contributions                                                                    228,678
                                                                                            -----------
         Total additions                                                                        384,598

BENEFITS PAID TO PARTICIPANTS (Note B)                                                         (124,699)
                                                                                            -----------

NET INCREASE                                                                                    259,899

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year                                                                             1,200,859
                                                                                            -----------
End of year                                                                                 $ 1,460,758
                                                                                            ===========

See accompanying notes to financial statements

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman PEI Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General -- The Plan is a qualified profit-sharing plan sponsored by the Productos Electronicos Industriales division of Northrop Grumman Electronicos, Inc. (the "Company"). The Plan includes a 401(k) feature and employer matching contributions.

      The Plan was established by the Company on March 1, 1996 as a successor to the Westinghouse de Puerto Rico Retirement Savings Plan (the "Predecessor Plan"), maintained by Westinghouse de Puerto Rico, Inc. for the benefit of Puerto Rican employees of certain Westinghouse Electric Corporation affiliated companies who became employees of the Company, and any other subsequent eligible employees of the Company.

      Effective May 1, 1997, the Plan transferred all of its assets to the Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust (the "PEI Master Trust"), which is administered by Banco Popular de Puerto Rico (the "PEI Trustee"). On October 1, 2001, State Street Bank and Trust Company ("State Street") was appointed as agent to the PEI Trustee. State Street is responsible for tracking the individual assets and reporting month-end plan accounting to the PEI Trustee. Effective January 1, 2003, the PEI Trustee invested all of its assets in the Northrop Grumman Defined Contribution Plans Master Trust (the "DC Master Trust") held by State Street.

      Contributions -- Plan participants may contribute between 1% and 8% of total compensation, in increments of 1% on a pre-tax basis. Basic contributions may be made in amounts of 1% to 4% of total compensation. Eligible employees who have authorized the maximum Basic contribution may make Supplementary contributions in amounts between 1% and 4% of total compensation. Contributions are subject to certain limitations.

      The Company contributes a match of 50% of the amount of a participant's Basic contribution. The maximum matching contribution will not exceed 2% of the total compensation of the participant.

      An eligible employee may roll over any amount from another qualified plan or from an Individual Retirement Account into the Plan, provided that such rollover amount is paid to the Trustee within 60 days of the date the employee received the qualifying rollover distribution.

      Participant Accounts -- A separate account is maintained for each participant, each of which has two subaccounts. Basic and Supplementary contributions are allocated to the participant's Contribution Account. Company matching contributions are allocated to the participant's Company Matching Contribution Account. Assets of the DC Master Trust are valued at the end of each month, and on any other date, and take into account earnings and losses of the Plan along with appreciation or depreciation, expenses and distributions. The benefit to which a participant is entitled is the benefit that can be provided from his/her vested account.

      Vesting -- Plan participants are 100% vested in, and have a nonforfeitable right to, the balance of their Basic and Supplementary contributions at all times. Plan participants become 100% vested in Company contributions after three years of service and are 0% vested prior to that time. Company contributions become 100% vested upon the death of a participant. Rollovers are 100% vested at all times and are not subject to forfeiture.

      Investment Options -- Upon enrollment in the Plan, each participant may direct that his or her accounts be invested in any of the following four investment funds within the DC Master Trust:

         Northrop Grumman Fund -- The Northrop Grumman Fund invests exclusively in Northrop Grumman Corporation common stock.

         U.S. Equity Fund -- The U.S. Equity Fund consists of holdings in large sized U.S. company stocks. The fund focuses on companies with records of growing earnings and the potential for future dividend growth.

         Fixed Income Fund -- The Fixed Income Fund invests in publicly traded, high quality fixed income securities.

         U.S. Bond Fund -- The U.S. Bond Fund invests in high-quality bond market through diversified portfolio of lower-quality, higher-risk corporate debt securities.

      Payment of Benefits -- All withdrawals from the Plan during employment shall be paid in cash. All distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of employer stock held in the account. A participating employee may elect to withdraw all or a portion of the vested portion of his or her account only in the case of hardship, as defined by the Plan, and may make withdrawals twice per year but not more than once per month. If a participating employee retires or his or her employment is terminated, the vested portion of his or her account shall be distributed to him or her as soon as practicable following the next valuation date after retirement or termination occurs. Any nonvested portion of his or her account shall be forfeited at that time. In the case of death of a participating employee, his or her entire account shall be distributed in a lump sum to his or her beneficiary(ies).

      Forfeited Accounts -- Any amounts forfeited shall be used to reduce the Company's obligation to make company matching contributions under the Plan. In 2003, no employer contributions were reduced by forfeited nonvested amounts.

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risk and Uncertainties -- The Plan invests in various securities, including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term, which could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition -- In the accompanying statements of net assets available for plan benefits, the Plan's interest in the master trusts is stated at fair value. Quoted market prices are used to value investments in the master trusts.

      Securities are valued at their market values based on information and financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the PEI Trustee by the party with authority to trade such securities (investment managers or the Investment Committee, as applicable). The PEI Trustee relies on the prices provided by State Street, pricing sources, the investment managers, or the Investment Committee as a certification as to value in performing any valuations or calculations required of the PEI Trustee.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the master trusts are added to the cost of the securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned in such a manner as the trustees deem equitable among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each person is charged against his or her account of the Plan.

      The master trusts allocate investment income, realized gains and losses and unrealized appreciation and depreciation on the underlying securities to the participating plans monthly and daily, respectively, based on the market value of each plan's investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

      Administrative expenses -- Administrative expenses of the Plan are paid by the Company.

      Payment of Benefits -- Benefits are recorded when paid.

C.    INVESTMENTS

      PEI Master Trust -- The investments of the Plan as of December 31, 2003 and 2002 are stated at fair values determined and reported by the PEI Trustee. Proportionate interests of each participating plan were ascertained on the basis of the PEI Trustee's plan accounting method for master trust arrangements. Plan assets represented 52% and 54% of total net assets reported by the PEI Trustee as of December 31, 2003 and 2002, respectively.

      The net assets of the PEI Master Trust at fair value consist of the following as of December 31, 2003 and 2002:

                                                                                     2003         2002
      Assets:
         Investment in Northrop Grumman Employee Benefit Plan Master Trust        $1,345,885   $  996,613
         Investment in Northrop Grumman Defined Contribution Plans Master Trust    1,433,306           --
         Temporary Investments                                                            --      705,966
         Common Stock                                                                     --      467,268
         Dividends, Interest and Tax Receivable                                           --          828
                                                                                  -----------------------
      Net Assets of the Master Trust                                              $2,779,191   $2,170,675
                                                                                  =======================

      Investment income for the PEI Master Trust is as follows as of December 31, 2003:

      Net appreciation in fair value of investments:

         Plan interest in Northrop Grumman Employee Benefit Plan Master Trust        $264,745
         Plan interest in Northrop Grumman Defined Contribution Plans Master Trust    155,920
                                                                                     --------
      Total Investment Gain                                                          $420,665
                                                                                     ========

      DC Master Trust -- Plan assets represented 0.02% of total net assets reported by the trustee of the DC Master Trust as of December 31, 2003. Proportionate interests of each participating plan were ascertained on the basis of the trustee's plan accounting method for master trust arrangements. The net assets of the DC Master Trust at fair value consist of the following as of December 31, 2003:

                                                                 2003
      Assets:
        Temporary Investments                               $  152,963,469
        U.S. and Foreign Government Securities                 411,233,413
        Corporate Debt Instruments                             174,859,840
        Common Stock                                         2,487,376,512
        Common/Collective Trust Funds                        1,507,330,059
        Guaranteed Insurance Contracts                       1,757,340,661
        Other Investments                                       11,684,933
        Receivables or investments sold                         28,549,033
        Dividends, Interest and Tax Receivable                   8,511,236
                                                            --------------
               Total Assets                                  6,539,849,156

      Liabilities:
        Due to broker for securities purchased                  80,811,923
                                                            --------------
      Net Assets of the Master Trust                        $6,459,037,233
                                                            ==============

      As of December 31, 2003, DC Master Trust assets of $695,984,508 were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the Plan.

      Investment (losses) income for the DC Master Trust is as follows as of December 31, 2003:

      Net appreciation (depreciation) in fair value of investments:
          U.S. and foreign government securities                      $  (6,430,781)
          Corporate debt instruments                                      9,472,406
          Common stock                                                  435,855,240
          Common/collective trust funds                                 213,116,026
          Other investments                                                 260,091
                                                                      -------------
                                                                        652,272,982
      Interest                                                            2,807,904
      Dividends                                                          60,745,505
      Other income                                                       87,034,461
      Investment manager fees                                           (10,641,254)
                                                                      -------------
      Total investment gain                                           $ 792,219,598
                                                                      =============

      Other than the Plan's interests in the PEI Master Trust (which is, in turn, invested in the DC Master Trust), there are no assets held for investment that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002.

D.    TRANSACTIONS WITH PARTIES IN INTEREST

      The Plan had transactions with the PEI Trustee's and State Street's short-term investment funds, a liquidity pooled funds in which participation commences and terminates on a daily basis.

E.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of the Plan's termination, participants will become 100% vested in their accounts.

F.    FEDERAL INCOME TAX STATUS

      The Plan is intended to be qualified under the Internal Revenue Code of 1986, as amended (the "1986 Code") and the Puerto Rico Income Tax Code of 1994. The Plan obtained its latest determination letter dated December 11, 2000 in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the 1986 Code, and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan's tax-qualified status. However, management believes that the Plan and the related trust are designed and currently being operated in compliance with the applicable provisions of the 1986 Code and Puerto Rico Income Tax Code of 1994, and that the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

G.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2003 and 2002:

                                                                                2003           2002
      Net assets available for plan benefits for the financial statements   $ 1,460,758    $ 1,200,859
      Less:  Amounts allocated to withdrawing participants                       (1,495)        (9,345)
                                                                            --------------------------

      Net assets per the Form 5500                                          $ 1,459,263    $ 1,191,514
                                                                            ==========================

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

      Benefits paid to participants per the financial statements                  $ 124,699
      Add:  Amounts allocated to withdrawing participants at December 31, 2003        1,495
      Less:  Amounts allocated to withdrawing participants at December 31, 2002      (9,345)
                                                                                  ---------

      Benefits paid per the Form 5500                                             $ 116,849
                                                                                  =========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                Description of Investment, Including
  Identity of Issue, Borrower,                    Maturity Date, Rate of Interest,                            Current
     Lessor or Similar Party                     Collateral, Par or Maturity Value                             Value
---------------------------------------------------------------------------------------------------------------------------
* Northrop Grumman Defined             Participation in Northrop Grumman Defined Contribution                  $1,391,441
    Contribution Plans MasterTrust      Plans Master Trust

* State Street                         14,598 Shares of Participation in the Cash/STIF Accounts                    14,598

* Northrop Grumman                     285 Shares of Northrop Grumman Corporation Common Corporate Stock           27,246
                                                                                                               ----------

                                                                                                               $1,433,285
                                                                                                               ==========

*  Party-in-interest